UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

iBasis, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

450732-10-2

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Mark S. Flynn

Chief Legal Officer & Corporate Secretary

iBasis, Inc.

20 Second Avenue

Burlington, Massachusetts 01803

(781) 505-7500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

Michael L. Fantozzi, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky  and Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

(617) 542-6000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$3,020,931	$92.74

*                    Calculated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 371,990 shares of common stock of iBasis, Inc. having an aggregate value of $3,020,931 as of June 30, 2007 will be accepted for amendment pursuant to offer.  The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**             The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the transaction valuation.  The transaction value set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☐               Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date filed:	Not applicable.

☐               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐               third party tender offer subject to Rule 14d-1.

☒             issuer tender offer subject to Rule 13e-4.

☐               going-private transaction subject to Rule 13e-3.

☐               amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to a voluntary option amendment program being offered (the “Offer”) by iBasis, Inc. (the “Company”) to permit its eligible employees to amend certain portions of certain options that have been granted under the iBasis, Inc. Amended and Restated 1997 Stock Incentive Plan, as amended (the “1997 Stock Plan”) (i) that have been determined by the Company to have exercise prices per share that were less than the fair market value per share of the common stock underlying the option on the option’s legal grant date, (ii) any portion of which was unvested as of December 31, 2004, or was granted after December 31, 2004 (iii) that are outstanding as of the last date on which the Offer remains open for acceptance, and (iv) that are held by eligible employees of the Company who are subject to income taxation in the United States (“eligible options”).  The portion of the eligible options that vested after, or is scheduled to vest after, December 31, 2004 and are outstanding and unexercised as of the last date on which the Offer remains open for acceptance are eligible portions (“eligible portions”).

Eligible employees may elect to (i) amend eligible portions of their eligible options (the “affected options”) to increase the exercise price to be equal to the fair market value of a share of the Company’s common stock on the deemed grant date, and (ii) receive a cash payment with respect to such amended options equal to the difference between the new exercise price of the amended option and the original exercise price of each existing affected option, less applicable tax withholding.  The cash payments will by paid in early January 2008.

Amendment of the affected options will be made pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Amend Certain Options, dated July 13, 2007, (ii) the related memorandum from Ofer Gneezy, President and Chief Executive Officer, dated July  13, 2007, (iii) the Election Form, and (iv) the Withdrawal Form. These documents, as they may be amended or supplemented from time to time, constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1)(a) through (a)(1)(d), respectively.  An “eligible employee” refers to all current employees of the Company as of the last date on which this Offer remains open for acceptance who may participate in the Offer if they hold affected options. Directors and executive officers of the Company are not eligible to  participate in the Offer.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

ITEM 1.  SUMMARY TERM SHEET

The information set forth under “Offer to Amend Options” and “Summary of Material Terms and Questions and Answers” in the document entitled “Offer to Amend Certain Options” of the Company, dated July  13, 2007 (as amended from time to time, the “Offer to Amend”), attached hereto as Exhibit (a)(1)(a), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

(a)           Name and Address.  The name of the issuer is iBasis, Inc., a Delaware corporation.  The address and telephone number of the Company’s principal executive offices is 20 Second Avenue, Burlington, Massachusetts 01803 (781) 505-7500. The information set forth in the Offer to Amend under the caption “The Offer” in Section 10 (“Information concerning iBasis; Summary financial information”) is incorporated herein by reference.

(b)           Securities. The subject class of securities to which this Tender Offer Statement on Schedule TO relates consists of the affected options. As of July 13, 2007, options to purchase a total of 477,245 shares of common stock are affected options.  The actual number of shares of common stock subject to the amended options to be issued in the Offer will depend on the number of eligible employees that decide to participate in the Offer.  If an eligible employee chooses to accept the Offer, such eligible employee must accept the Offer with respect to all of his or her affected options.  The information set forth in the Offer to Amend under the captions “Summary of Material Terms and Questions and Answers,” “Risks of Participating in this Offer,” and under the caption “The Offer” in Section 2 (“Number of options and amount of Option Consideration; expiration date”), Section 6 (“Acceptance of affected options for amendment and issuance of cash payments and amended options”) and Section 9 (“Source and amount of consideration; terms of amended options; the 1997 Stock Plan; corporate transactions”) is incorporated herein by reference.

(c)           Trading Market and Price.  The information set forth in the Offer to Amend under the caption “The Offer” in Section 8 (“Price range of shares underlying the options”) is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON

(a)           Name and Address.  The information set forth under Item 2(a) above is incorporated herein by reference.  The Company is both the “filing person” and the “subject company”.  The information set forth in the Offer to Amend under the caption “The Offer” in Section 11 (“Interests of Directors and executive officers; transactions and arrangements concerning the options”) is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION

(a)           Material Terms.  The information set forth in the Offer to Amend under the caption “Summary of Material Terms and Questions and Answers,” and under the caption “The Offer” in Section 1 (“Eligibility”), Section 2 (“Number of options and amount of Option Consideration; expiration date”), Section 4 (“Procedures for electing to participate in this offer”), Section 5 (“Withdrawal rights and change of election”), Section 6 (“Acceptance of affected options for amendment and issuance of cash payments and amended options”), Section 7 (“Conditions of this offer”), Section 8 (“Price range of shares underlying the options”), Section 9 (“Source and amount of consideration; terms of amended options; the 1997 Stock Plan; corporate transactions”), Section 12 (“Status of options amended by us in this offer; accounting consequences of this offer”), Section 13 (“Legal matters; regulatory approvals”), Section 14 (“Material United States federal income tax consequences”), and Section 15 (“Extension of offer; termination; amendment”) is incorporated herein by reference.

(b)           Purchases.  The information set forth in the Offer to Amend under the caption “The Offer” in Section 11 (“Interests of Directors and executive officers; transactions and arrangements concerning the options”) is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)           Agreements Involving the Subject Company’s Securities.  The information set forth in the Offer to Amend under the caption “The Offer” in Section 11 (“Interests of Directors and executive officers; transactions and arrangements concerning the options”) is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)           Purposes.  The Offer is being conducted for compensatory purposes as described in the Offer to Amend. The information set forth in the Offer to Amend under the caption “Summary of Material Terms and Questions and Answers” and under the caption “The Offer” in Section 3 (“Purpose of this offer”) is incorporated herein by reference.

(b)           Use of Securities Acquired.  The information set forth in the Offer to Amend under the caption “The Offer” in Section 6 (“Acceptance of affected options for amendment and issuance of cash payments and amended options”) and Section 12 (“Status of options amended by us in this offer; accounting consequences of this offer”) is incorporated herein by reference.

(c)           Plans.  The information set forth in the Offer to Amend under the caption “Summary of Material Terms and Questions and Answers,” and under the caption “The Offer” in Section 3 (“Purpose of this offer”), Section 9 (“Source and amount of consideration; terms of amended options; the 1997 Stock Plan; corporate transactions”) and Section 10 (“Information concerning iBasis; Summary financial information”) is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)           Source of Funds.  The information set forth in the Offer to Amend under the caption “The Offer” in Section 9 (“Source and amount of consideration; terms of amended options; the 1997 Stock Plan; corporate transactions”) and Section 16 (“Fees and expenses”) is incorporated herein by reference.

(b)           Conditions.  Not applicable.

(c)           Borrowed Funds.  Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)           Securities Ownership.  The information set forth in the Offer to Amend under the caption “The Offer” in Section 11 (“Interests of Directors and executive officers; transactions and arrangements concerning the options”) is incorporated herein by reference.

(b)           Securities Transactions.  The information set forth in the Offer to Amend under the caption “The Offer” in Section 11 (“Interests of Directors and executive officers; transactions and arrangements concerning the options”) is incorporated herein by reference.

ITEM 9.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)           Solicitations and Recommendations.  Not applicable.

ITEM 10.               FINANCIAL STATEMENTS

(a)           Financial Information.  The information set forth in the Offer to Amend under the caption “The Offer” in Section 10 (“Information concerning iBasis; Summary financial information”) and Section 17 (“Additional information”), pages 60 through 104 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 and pages 6 through 19 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 is incorporated herein by reference.

The Company’s book value per share was $1.08 as of March 31, 2007 (book value per share equals the total stockholder’s equity divided by the number of shares of common stock outstanding).

(b)           Pro Forma Information.  Not applicable.

ITEM 11.               ADDITIONAL INFORMATION

(a)           Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth in the Offer to Amend under the caption “The Offer” in Section 11 (“Interests of Directors and executive officers; transactions and arrangements concerning the options”) and Section 13 (“Legal matters; regulatory approvals”) is incorporated herein by reference.

(b)           Other Material Information.  Not applicable.

ITEM 12.               EXHIBITS

(a)                                  (1)(a) Offer to Amend Certain Options, dated July 13, 2007.

(1)(b) Memorandum to Eligible Option Holders from Ofer Gneezy, dated July 13, 2007.

(1)(c) Form of Election Form.

(1)(d) Form of Withdrawal Form.

(1)(e) Form of Addendum.

(1)(f) Form of Promise to Make Cash Payment.

(1)(g) Forms of Confirmation E-mails.

(1)(h) Forms of Reminder E-mail Communications to Employees.

(1)(i) Form of Amendment to Stock Option Agreements.

(1)(j) Employee Presentation Materials.

(1)(k) E-mail to Stock Option Plan Participants subject to U.S. Taxation from Ofer Gneezy, dated July 13, 2007.

(d)                                 (1)  The iBasis, Inc. Amended and Restated 1997 Stock Incentive Plan.

(2)  Amendment to Amended and Restated 1997 Stock Incentive Plan.

(3)  Form of Incentive Stock Option Agreement Pursuant to the iBasis, Inc. Amended and Restated 1997 Stock Incentive Plan, as amended.

(4)  Form of Nonqualified Stock Option Agreement Pursuant to the iBasis, Inc. Amended and Restated 1997 Stock Incentive Plan, as amended.

ITEM 13.               INFORMATION REQUIRED BY SCHEDULE 13E-3

(a)           Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

iBasis, Inc.

By:	/s/ Mark S. Flynn
Mark S. Flynn
Chief Legal Officer and Corporate Secretary
Date: July 13, 2007

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)(a)	Offer to Amend Certain Options, dated July 13, 2007.
(a)(1)(b)	Memorandum to Eligible Option Holders from Ofer Gneezy, dated July 13, 2007.
(a)(1)(c)	Form of Election Form.
(a)(1)(d)	Form of Withdrawal Form.
(a)(1)(e)	Form of Addendum.
(a)(1)(f)	Form of Promise to Make Cash Payment.
(a)(1)(g)	Forms of Confirmation E-mails.
(a)(1)(h)	Forms of Reminder E-mail Communications to Employees.
(a)(1)(i)	Form of Amendment to Stock Option Agreements.
(a)(1)(j)*	Employee Presentation Materials.
(a)(1)(k)	E-mail to Stock Option Plan Participants subject to U.S. Taxation from Ofer Gneezy, dated July 13, 2007.
(d)(1)

The iBasis, Inc. Amended and Restated 1997 Stock Incentive Plan (previously filed with the Securities and Exchange Commission as Appendix A to, and incorporated herein by reference from, the Company’s Proxy Statement, filed on April 13, 2005).

(d)(2)	Amendment to Amended and Restated 1997 Stock Incentive Plan.
(d)(3)

Form of Incentive Stock Option Agreement Pursuant to the iBasis, Inc. Amended and Restated 1997 Stock Incentive Plan, as amended (previously filed with the Securities and Exchange Commission as Exhibit (d)(2) to, and incorporated herein by reference from, the Company’s Schedule TO/A, filed on December 18, 2002).

(d)(4)	Form of Nonqualified Stock Option Agreement Pursuant to the iBasis, Inc. Amended and Restated 1997 Stock Incentive Plan, as amended.

*                    To be subsequently filed by amendment to this Schedule TO.